                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                               SCHEDULE 14D-1/A
                               (AMENDMENT NO. 1)
                            TENDER OFFER STATEMENT

PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               MARKET FACTS, INC.
                           (NAME OF SUBJECT COMPANY)



                            AEGIS ACQUISITION CORP.
                                AEGIS GROUP PLC
                                   (BIDDERS)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                  570559 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)



                               DANIEL M. FREEDMAN
                        MITCHELL SILBERBERG & KNUPP LLP
                          11377 WEST OLYMPIC BOULEVARD
                          LOS ANGELES, CALIFORNIA 90064
                                 (310) 312-2000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of Bidders)

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        This Amendment No.1 amends and supplements the combined Tender Offer
Statement on Schedule 14D-1 and Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 4, 1999 (collectively the "Schedule 14D-1 & Schedule 13D"), by Aegis Group plc, a corporation incorporated under the laws of England and Wales ("Parent"), and Aegis Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $1.00 per share, of Market Facts, Inc., a Delaware corporation (the "Company"), at a purchase price of $31.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

        Item 11 is hereby amended to add the following:

(a)(10) Letter dated May 7, 1999 to Participants in the Market Facts, Inc. Profit Sharing and Retirement Plan.

(a)(11) Letter dated May 7, 1999 to Participants in the Market Facts, Inc. Employee Stock Ownership Plan.












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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 1999                    Aegis Group plc

                                       By: /s/ Eleonore Sauerwein
                                          -------------------------
                                       Name: Eleonore Sauerwein, Esq.
                                       Title: Group Legal Director


                                       Aegis Acquisition Corp.

                                       By: /s/ Eleonore Sauerwein
                                          -------------------------
                                       Name: Eleonore Sauerwein, Esq.
                                       Title: Group Legal Director


















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                                EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION
--------                            -----------

(a)(10) Letter dated May 7, 1999 to Participants in the Market Facts, Inc. Profit Sharing and Retirement Plan.

(a)(11) Letter dated May 7, 1999 to Participants in the Market Facts, Inc. Employee Stock Ownership Plan.
















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